FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For The Plan Period Ended February 2, 2004

Commission File Number 1-5358

SUNDSTRAND CORPORATION

ROCKFORD FACTORY EMPLOYEE SAVINGS PLAN

UNITED TECHNOLOGIES CORPORATION

One Financial Plaza

Hartford, Connecticut 06103

SUNDSTRAND CORPORATION ROCKFORD FACTORY EMPLOYEE SAVINGS PLAN

Index to Financial Statements

February 2, 2004 and December 31, 2003

FINANCIAL STATEMENTS OF THE

SUNDSTRAND CORPORATION ROCKFORD FACTORY EMPLOYEE SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Sundstrand Corporation

Rockford Factory Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Sundstrand Corporation Rockford Factory Employee Savings Plan (the “Plan”) at February 2, 2004 and December 31, 2003, and the changes in net assets available for benefits for the period ended February 2, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, effective February 2, 2004, the Plan was merged into a qualified plan of United Technologies Corporation (“UTC”) and all assets of the Plan were transferred to the United Technologies Corporation Represented Employee Savings Plan.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Hartford, Connecticut

June 18, 2004

SUNDSTRAND CORPORATION

ROCKFORD FACTORY EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

(Thousands of Dollars)

	February 2, 2004	December 31, 2003
Assets:
Investments (Note 3)	$—	$44,388

Net Assets Available for Benefits	$—	$44,388

The accompanying notes are an integral part of these financial statements.

SUNDSTRAND CORPORATION

ROCKFORD FACTORY EMPLOYEE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

(Thousands of Dollars)

Period Ended February 2, 2004
Additions to net assets attributed to:
Investment Income:
Dividends and income	$137
Net appreciation in fair value of investments	571

Total additions	708

Deductions from net assets attributed to:
Distributions to participants	(4,644)
Asset transfers out of Plan (Note 5)	(40,452)

Total deductions	(45,096)

Net decrease	(44,388)

Net Assets Available for Benefits, December 31, 2003	44,388

Net Assets Available for Benefits, February 2, 2004	$—

The accompanying notes are an integral part of these financial statements.

SUNDSTRAND CORPORATION

ROCKFORD FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

General. The Sundstrand Corporation Rockford Factory Employee Savings Plan (the “Plan”) is a defined contribution plan covering regular, hourly employees in the collective bargaining unit represented by the U.A.W. and its Local Union No. 592 at the Rockford, Illinois plant of the Hamilton Sundstrand Corporation, a subsidiary of United Technologies Corporation (“UTC”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following is a brief description of the Plan. For more complete information, participants should refer to the prospectus and summary plan description as well as the Plan document which are available from UTC.

Effective February 2, 2004, the Plan was merged into the United Technologies Corporation Represented Employee Savings Plan. As a result, all of the Plan’s assets were transferred to the United Technologies Corporation Represented Employee Savings Plan. Effective January 1, 2004, participants of the Plan were eligible to participate in the United Technologies Corporation Represented Employee Savings Plan. Therefore, there were no new contributions made to the Plan on or after January 1, 2004.

Contributions and Vesting. Participants could elect to contribute, through payroll deductions, up to 20 percent of their eligible compensation, as defined by the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offered 26 investment options to the participants during the period ended February 2, 2004: UTC Stock Fund; seven Growth Funds; five Growth and Income Funds; three Balanced Funds; four Life Strategy Funds; four Fixed Income Funds; and two Money Market Funds. Plan participants also had the option of electing life insurance coverage through the Life Insurance Fund. Under this option, participant contributions were used to purchase life insurance coverage for the participant and/or his or her beneficiaries. Effective July 1, 1996, new policies or increased coverage through the Life Insurance Fund were no longer available. Transamerica Assurance Company is the carrier of life insurance coverage. Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan.

Effective July 1, 2000, UTC’s matching contribution is $1.00 on $1.00 of the participant’s eligible contributions from the first 3 percent of gross pay. Employer and participant contributions are deposited into the investment funds in accordance with the participants’ elections.

Employer contributions, plus actual earnings thereon, are fully vested at all times for employees who became participants in the Plan prior to January 1, 2001. For employees who became participants in the Plan subsequent to January 1, 2001, employer contributions, plus actual earnings thereon, become fully vested after five years of Plan participation.

Participant Accounts. Interest, dividends, and realized and unrealized gains and losses on investments of the funds are allocated directly to each participant’s account by Vanguard Fiduciary Trust Company (“Vanguard”). Forfeited balances of terminated participants’ nonvested employer contribution accounts are used to reduce future employer contributions and to pay plan administrative expenses. For the period ended February 2, 2004, no forfeitures were used to reduce employer contributions.

Voting Rights. Common Stock held in the UTC Common Stock Fund is voted by the Trustee at shareowner meetings of UTC in accordance with the confidential instructions of the participants whose accounts are invested in the funds. All shares of employer stock in the UTC Common Stock Fund for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions. All employer stock in the UTC Common Stock Fund for which the Trustee does not receive timely voting instructions are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares in the UTC Common Stock Fund.

Trustee and Recordkeeper. All of the Plan’s assets are held by Vanguard, the Plan trustee, who also has participant account recordkeeping responsibilities.

SUNDSTRAND CORPORATION

ROCKFORD FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

Participant Loans. Participants may elect to borrow from their balance in any of the funds, except the Life Insurance Fund, a minimum of $500 up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. Participants borrowing from their accounts for the purpose of purchasing a principal residence may select a repayment term of up to 15 years, with all other loans having a repayment term of not more than five years. Loans are repaid with interest, through equal payroll deductions over the loan term. The interest rate is equal to the prime rate, published in The Wall Street Journal on the last business day of each month. Loan payments are allocated between the individual funds based on the respective contribution percentage at the time of repayment.

Payment of Benefits. Generally, on termination of service due to death, disability, or retirement, benefits are paid in a lump sum to a terminating participant.

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition. The Plan’s investments are stated at fair value as determined by the Plan Trustee, typically by reference to published market data. The UTC Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus the cash position that has not been invested in UTC stock). Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Plan Expenses. Terminated and retired participants who do not elect to receive a lump sum distribution pay an annual administration fee. All other administrative expenses, such as trustee and recordkeeping fees, were paid directly by the employer in 2004.

Payment of Benefits. Benefit payments to participants or beneficiaries are recorded upon distribution.

Use of Estimates. The preparation of financial statements requires Plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

SUNDSTRAND CORPORATION

ROCKFORD FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

NOTE 3 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets:

(Thousand of Dollars, except unit amounts)	February 2, 2004	December 31, 2003
Vanguard Treasury Money Market Fund, -0- and 9,997,681 units, respectively	$—	$9,998
Vanguard S&P 500 Index Fund, -0- and 52,359 units, respectively	—	5,376
Vanguard Windsor II Fund, -0- and 142,741 units, respectively	—	3,781
Vanguard U.S. Growth Fund, -0- and 199,131 units, respectively	—	3,019
United Technologies Stock Fund, -0- and 42,570 units, respectively	—	2,670
Vanguard Prime Money Market Fund, -0- and 2,622,023 units, respectively	—	2,622
Participant Loans Receivable, at cost	—	2,673

For the period ended February 2, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $570,777. The UTC Stock Fund appreciated by $18,422 and other fund investments appreciated by $552,355.

NOTE 4 - RELATED-PARTY TRANSACTIONS

Certain Plan investment options are managed by Vanguard Fiduciary Trust Company. Vanguard is the Plan trustee and recordkeeper, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan holds common shares of UTC, the Plan sponsor, and these qualify as exempt party-in-interest transactions.

The Plan invests in the UTC Stock Fund (the “Fund”), which is comprised of a short-term investment fund component and shares of common stock of UTC. The unit values of the Fund are recorded and maintained by Vanguard. During the period ended February 2, 2004, the Plan sold units of the Fund in the approximate amount of $2,688,000 and had net appreciation on the Fund in the approximate amount of $18,000. The total value of the Plan’s interest in the Fund was $0 and $2,670,000 at February 2, 2004 and December 31, 2003, respectively.

SUNDSTRAND CORPORATION

ROCKFORD FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

NOTE 5 - PLAN MERGER

As discussed in Note 1, the Plan was merged into the United Technologies Corporation Represented Employee Savings Plan as of February 2, 2004. Effective January 1, 2004, participants of the Plan were eligible to participate in the United Technologies Corporation Represented Employee Savings Plan. Therefore, there were no new contributions made to the Plan on or after January 1, 2004.

The merger did not constitute a plan termination under the provisions of the Plan. Had a complete or partial termination, or complete discontinuance of contributions thereunder occurred, all participants would have become fully vested in their accounts.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined on November 17, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administration and legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

SIGNATURE

The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SUNDSTRAND CORPORATION ROCKFORD FACTORY EMPLOYEE SAVINGS PLAN

Dated:	June 18, 2004	By:	/s/ Daniel M. Sessa
Daniel M. Sessa Director, Employee Benefits and Human Resources Systems United Technologies Corporation

EXHIBIT INDEX

(23)	Consent of Independent Registered Public Accounting Firm *

*	Submitted electronically herewith.